Exhibit 99.2

Curaleaf Begins Adult Use Wholesale Operations in New York

The Company’s Select and Grassroots Brands Are Now Available at Legal Adult Use Dispensaries in the Empire State

NEW YORK, Dec. 12, 2023 – Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf" or the "Company"), a leading international provider of consumer cannabis products, today announced that it has commenced sales of wholesale adult use products across the state of New York as a result of receiving approval from the New York State Office of Cannabis Management (“OCM”) on Friday, December 8.

As of December 12, Curaleaf will offer five premium vape, edible and flower offerings from its Select and Grassroots brand portfolios, including Select Briq Essentials, Select X Bites, Select Nano Bites and Grassroots premium flower. The Company’s wholesale partners include MJ Dispensary, a CAURD licensee which will include Curaleaf products as a part of its Grand Opening event at 4:20 pm ET today, December 12 at 900 Jefferson Rd Suite 902. Rochester, NY. Future products will be produced using local New York-grown flower, including distillate from New York based hemp farm Open Mind Organics (OMO). Led by David Falkowski, a third generation farmer who became one of the first licensed hemp farmers in the state, this year OMO solidified its position as one of the leading adult use cultivators and processors for cannabis in New York.

“Curaleaf has served New York’s medical market with high quality cannabis products and service since 2017, and we are eager to provide that same level of care for the state’s adult use customers,” said Matt Darin, CEO of Curaleaf. “We are pleased that the OCM has taken the next step to allow existing registered operators the opportunity to participate in the adult use market, and we look forward to being among the first as we continue to prioritize our medical patients. We are happy to be working with businesses of all sizes across the state, from hemp farmers to our retail partners, including CAURD licensees, and we aim for statewide distribution by end of year.”

"On our opening day at MJ Dispensary, it's a monumental milestone to be the first licensed New York adult use retail partner to offer our customers access to Select and Grassroots products," said Ryan Martin, CEO of MJ Dispensary, a New York CAURD licensee. “This partnership with Curaleaf is an excellent example of the ways in which the New York market can work together moving forward between large businesses like Curaleaf, and CAURD licensees like MJ Dispensary. Our intention is to support customers with a wide array of products, and we feel we've accomplished that in part due to this partnership."

Curaleaf will join New York’s adult use market with corporate responsibility, inclusivity in hiring practices and community impact at the forefront of operations. The Company’s Rooted in Good program works to address the consequences of the War on Drugs by partnering with and funding community organizations that tackle these issues. Curaleaf will enact its Company-wide workforce and educational initiatives, including a commitment to employing at least 10 percent of all new New York hires from populations touched by low-level cannabis-related offenses and hosting retail activations focused on social justice and equity.

For more information on the Company’s adult use product availability in New York, please visit www.selectelevated.com/find-us and www.grassrootscannabis.com/find-us.

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) (“Curaleaf”) is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, our brands are sold in 17 states with operations encompassing 147 dispensaries and employing more than 5,200 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Forward Looking Statements

This media advisory contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward–looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as "plans", "expects" or, "proposed", "is expected", "intends", "anticipates", or "believes", or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the launch of Curaleaf's wholesale operations in New York. Such forward-looking statements and information reflect management's current beliefs and are based on assumptions made by and information currently available to the company with respect to the matter described in this new release. Forward-looking statements involve risks and uncertainties, which are based on current expectations as of the date of this release and subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Additional information about these assumptions and risks and uncertainties is contained under "Risk Factors and Uncertainties" in the Company's latest annual information form filed May 1, 2023, which is available under the Company's SEDAR profile at http://www.sedar.com, and in other filings that the Company has made and may make with applicable securities authorities in the future. Forward-looking statements contained herein are made only as to the date of this press release and we undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. We caution investors not to place considerable reliance on the forward looking statements contained in this press release. The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.

INVESTOR CONTACT
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
IR@curaleaf.com

MEDIA CONTACT
Curaleaf Holdings, Inc.
Tracy Brady, SVP Corporate Communications
media@curaleaf.com